SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 26, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports third quarter 2019 results

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2019 RESULTS1

ADJUSTED EBITDA1,2 TOTALED NIS 225 MILLION

NET DEBT2 TOTALED NIS 956 MILLION

CELLULAR CHURN RATE CONTINUED TO DECREASE AND TOTALED 7.7%

Third quarter 2019 highlights (compared with third quarter 2018)

•	Total Revenues: NIS 825 million (US$ 237 million), an increase of NIS 3 million
•	Service Revenues: NIS 658 million (US$ 189 million), an increase of 1%
•	Equipment Revenues: NIS 167 million (US$ 48 million), a decrease of 1%
•	Total Operating Expenses (OPEX)[2]: NIS 474 million (US$ 136 million), a decrease of 6%
•	Adjusted EBITDA: NIS 225 million (US$ 65 million), an increase of 12%
•	Adjusted EBITDA Margin[1,2]: 27% of total revenues compared with 24%
•	Profit for the Period: NIS 7 million (US$ 2 million), a decrease of 73%
•	Net Debt: NIS 956 million (US$ 275 million), an increase of NIS 58 million
•	Adjusted Free Cash Flow (before interest)[2]: NIS 13 million (US$ 4 million), a decrease of NIS 57 million
•	Cellular ARPU: NIS 59 (US$ 17), a decrease of 2%
•	Cellular Subscriber Base: approximately 2.65 million at quarter-end, an increase of 1%
•	TV Subscriber Base: approximately 176 thousand subscribers at quarter-end, an increase of 70 thousand subscribers since the third quarter of 2018

Rosh Ha’ayin, Israel, November 26, 2019 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended September 30, 2019.

1 The quarterly financial results are unaudited. The Company has applied the standard IFRS 16 – Leases, from January 1, 2019. The effects of the application of the standard on the quarterly financial results are provided in this press release, and in particular in the section “IFRS 16”. The impact of the adoption of IFRS 16 on Adjusted EBITDA in Q3 2019 was an increase of NIS 39 million.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Commenting on the results for the third quarter of 2019, Mr. Isaac Benbenisti, CEO of Partner noted:

“In the third quarter, Partner reported increases in revenues, in cellular subscribers, in Partner TV subscribers and in the number of households that we reached with our fiber optic infrastructure, "Partner Fiber".

In the cellular segment, our strategy of enhancing the value to customers and focusing on customer service led to a net increase of 35 thousand subscribers this quarter, alongside a further decrease in the churn rate to 7.7%, the lowest rate in 8 years.

As of today, Partner TV’s subscriber base has reached more than 183 thousand, the majority of whom are in offerings which also include Internet. Partner TV is the fastest growing TV service in Israel, and is suited to the current era as a super aggregator of international content services open to the Israeli viewer, in addition to our multi-channel offering. Our groundbreaking collaborations with the world’s largest content providers have started to be imitated by our competitors, and we are proud of the significant gap that we have opened compared to them.

Partner is leading today the fiber optic deployment field in Israel, with an independent infrastructure that is being rapidly deployed and has already reached over 540 thousand households, approximately 28% of Internet-connected households in Israel.

Partner's vast fiber optic deployment, from the north of the country to Eilat in the south, supports the acceleration of the migration of wholesale internet subscribers to our independent infrastructure, as well as the recruitment of new customers and the expansion of Partner's operations within the business sector across the country.

Partner's financial strength and the positive trends in the cellular segment enable the Company to continue to implement our business plans for the fixed line segment, with the aim of improving profitability and customer loyalty while maintaining a stable level of debt.”

Mr. Tamir Amar, Partner's Chief Financial Officer, commented on the results:

“The third quarter of 2019 ended with stability in service revenues, while continuing to report growth in the fixed-line segment in terms of subscribers and revenues, relative stability in OPEX over time and a positive net profit.

In the cellular segment, where the intensity of competition continues to remain high, a clear trend of decreasing erosion in service revenues can be seen for several quarters, as a result of our strategy according to which we operate. The churn rate totaled 7.7% in the quarter, continuing the declining trend from previous quarters. In addition, our subscriber base increased by 35 thousand subscribers and ARPU for the quarter totaled NIS 59, maintaining relative stability. We see in these results a reflection of our continued efforts to increase value to our customers through value added offerings and to strive for continued improvement in our customer service, which leads to a decline in price erosion and churn rates. We believe that the steps that we are taking improve our competitiveness in a very challenging business environment.

Adjusted EBITDA this quarter totaled NIS 225 million, demonstrating that the Company continues to manage its OPEX responsibly, alongside revenue growth in the fixed line segment mainly reflecting the impact of the Company's growth engines.

In addition, Adjusted FCF (before interest) was positive and totaled NIS 13 million in the third quarter. Cash flow from operations totaled NIS 230 million. Capex totaled NIS 174 million and reflected the Company's strategy to continue to be a technology leader while continuing to invest in its growth engines with a focus on deploying its fiber optic infrastructure and increasing penetration in the TV market. These investments are possible as a result of Partner's financial stability and strong balance sheet. Accordingly, we report continued growth in the TV subscriber base which totals 183 thousand as of today, and in the rate of fiber optic deployment which remains high and reaches over 540 thousand households as of today.”

Q3 2019 compared with Q2 2019

NIS Million	Q2’19	Q3’19	Comments
Service Revenues	642	658	The increase resulted from increases both in cellular service revenues as a result of seasonality and in fixed-line segment service revenues
Equipment Revenues	139	167	The increase reflected a higher volume of equipment sales
Total Revenues	781	825
Gross profit from equipment sales	35	33	The stability in gross profit compared with the increase in equipment revenues mainly reflected a decrease in the average profit per sale and change in product mix
OPEX	472	474
Adjusted EBITDA	214	225	The increase resulted mainly from an increase in service revenues
Profit for the Period	3	7
Capital Expenditures (additions)	142	150
Adjusted free cash flow (before interest payments)	31	13	The decrease resulted from the increase in CAPEX payments
Net Debt	965	956

	Q2’19	Q3’19	Comments
Cellular Post-Paid Subscribers (end of period, thousands)	2,337	2,366	Increase of 29 thousand subscribers
Cellular Pre-Paid Subscribers (end of period, thousands)	279	285	Increase of 6 thousand subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	58	59
Quarterly Cellular Churn Rate (%)	7.9%	7.7%	Decrease in Post-Paid churn rate

Key Financial Results Q3 2019 compared with Q3 2018

NIS MILLION (except EPS)	Q3'18	Q3'19	% Change
Revenues	822	825	0%
Cost of revenues	657	687	+5%
Gross profit	165	138	-16%
Operating profit	48	26	-46%
Profit for the period	26	7	-73%
Earnings per share (basic, NIS)	0.16	0.04
Adjusted free cash flow (before interest)	70	13	-81%

Key Operating Indicators

	Q3'18	Q3'19	Change
Adjusted EBITDA (NIS million)	201	225	+12%
Adjusted EBITDA margin (as a % of total revenues)	24%	27%	+3
Cellular Subscribers (end of period, thousands)	2,630	2,651	+21
Quarterly Cellular Churn Rate (%)	8.0%	7.7%	-0.3
Monthly Average Revenue per Cellular User (ARPU) (NIS)	60	59	-1

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q3'18	Q3'19	Change %	Q3'18	Q3'19	Change %	Q3'18	Q3'19	Q3'18	Q3'19	Change %
Total Revenues	619	608	-2%	245	258	+5%	(42)	(41)	822	825	0%
Service Revenues	476	466	-2%	220	233	+6%	(42)	(41)	654	658	+1%
Equipment Revenues	143	142	-1%	25	25	0%	-	-	168	167	-1%
Operating Profit	32	24	-25%	16	2	-88%	-	-	48	26	-46%
Adjusted EBITDA	145	170	+17%	56	55	-2%	-	-	201	225	+12%

Financial Review

In Q3 2019, total revenues were NIS 825 million (US$ 237 million), an increase of NIS 3 million from NIS 822 million in Q3 2018.

Service revenues in Q3 2019 totaled NIS 658 million (US$ 189 million), an increase of 1% from NIS 654 million in Q3 2018.

Service revenues for the cellular segment in Q3 2019 totaled NIS 466 million (US$ 134 million), a decrease of 2% from NIS 476 million in Q3 2018. The decrease was mainly the result of the continued price erosion of cellular services (both Post-Paid and Pre-Paid) due to the continued competitive market conditions.

Service revenues for the fixed-line segment in Q3 2019 totaled NIS 233 million (US$ 67 million), an increase of 6% from NIS 220 million in Q3 2018. The increase mainly reflected higher revenues from TV services and internet services, which were partially offset principally by the decline in revenues from international calling services.

Equipment revenues in Q3 2019 totaled NIS 167 million (US$ 48 million), a decrease of 1% from NIS 168 million in Q3 2018.

Gross profit from equipment sales in Q3 2019 was NIS 33 million (US$ 9 million), compared with NIS 44 million in Q3 2018, a decrease of 25%, mainly reflecting a change in the product mix which led to a decrease in the average profit per sale.

Total operating expenses (‘OPEX’) totaled NIS 474 million (US$ 136 million) in Q3 2019, a decrease of 6% or NIS 30 million from Q3 2018. The decrease mainly reflected the impact of the implementation of IFRS 16 which totaled NIS 39 million, as well as decreases in other expenses, which were partially offset by an increase in expenses relating to the growth in TV and internet services. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q3 2019 increased by 2% compared with Q3 2018.

Operating profit for Q3 2019 was 26 million (US$ 7 million), a decrease of 46% compared with NIS 48 million in Q3 2018. The decrease resulted from the increase in depreciation and amortization expenses mainly as a result of the adoption of IFRS 16, partially offset by the increase in Adjusted EBITDA. See Adjusted EBITDA analysis for each segment below.

Adjusted EBITDA in Q3 2019 totaled NIS 225 million (US$ 65 million), an increase of 12% from NIS 201 million in Q3 2018. The impact of the adoption of IFRS 16 on Adjusted EBITDA in Q3 2019 was an increase of NIS 39 million. As a percentage of total revenues, Adjusted EBITDA in Q3 2019 was 27% compared with 24% in Q3 2018.

Adjusted EBITDA for the cellular segment was NIS 170 million (US$ 49 million) in Q3 2019, an increase of 17% from NIS 145 million in Q3 2018, mainly reflecting the impact of the adoption of IFRS 16 which increased cellular segment Adjusted EBITDA by NIS 35 million, partially offset by a decrease in gross profit from cellular equipment sales of NIS 9 million. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q3 2019 was 28% compared with 23% in Q3 2018.

Adjusted EBITDA for the fixed-line segment was NIS 55 million (US$ 16 million) in Q3 2019, a decrease of 2% from NIS 56 million in Q3 2018, reflecting the increase in OPEX, partially offset by the increase in fixed-line service revenues. The impact of the adoption of IFRS 16 in Q3 2019 on Adjusted EBITDA for the fixed-line segment was an increase of NIS 4 million. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q3 2019 was 21%, compared with 23% in Q3 2018.

Finance costs, net in Q3 2019 were NIS 18 million (US$ 5 million), an increase of 80% compared with NIS 10 million in Q3 2018. The increase largely reflected the impact of the adoption of IFRS 16, which resulted in an increase of NIS 5 million in finance costs.

Income tax expenses for Q3 2019 were NIS 1 million (US$ 0.3 million), compared with NIS 12 million in Q3 2018.

Profit in Q3 2019 was NIS 7 million (US$ 2 million), a decrease of 73% compared with a profit of NIS 26 million in Q3 2018. The impact of the adoption of IFRS 16 in Q3 2019 on profit was a decrease of NIS 2 million.

Based on the weighted average number of shares outstanding during Q3 2019, basic earnings per share or ADS, was NIS 0.04 (US$ 0.01), compared with basic earnings per share of NIS 0.16 in Q3 2018.

Cellular Segment Operational Review

At the end of Q3 2019, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions) was approximately 2.65 million, including approximately 2.37 million Post-Paid subscribers or 89% of the base, and approximately 285 thousand Pre-Paid subscribers, or 11% of the subscriber base.

During the third quarter of 2019, the cellular subscriber base increased by approximately 35 thousand. The Pre-Paid subscriber base increased by approximately 6 thousand, and the Post-Paid subscriber base increased by approximately 29 thousand.

The quarterly churn rate for cellular subscribers in Q3 2019 was 7.7%, compared with 8.0% in Q3 2018.

Total cellular market share (based on the number of subscribers) at the end of Q3 2019 was estimated to be approximately 25%, unchanged from Q3 2018.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q3 2019 was NIS 59 (US$ 17), a decrease of 2% from NIS 60 in Q3 2018 as a result of the continued price erosion in key cellular services due to the competition in the cellular market.

Funding and Investing Review

In Q3 2019, Adjusted Free Cash Flow (including lease payments) totaled NIS 13 million (US$ 4 million), a decrease of 81% from NIS 70 million in Q3 2018.

Cash generated from operating activities increased by 22% from NIS 188 million in Q3 2018 to NIS 230 million (US$ 66 million) in Q3 2019, as a result of the adoption of IFRS 16 in 2019, under which lease payments are recorded in cash flows from financing activities instead of in cash flows from operating activities.

Lease payments, recorded in cash flows from financing activities under IFRS 16, totaled NIS 42 million (US$ 12 million) in Q3 2019.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 174 million (US$ 50 million) in Q3 2019, an increase of 49% from NIS 117 million in Q3 2018, mainly reflecting the impact of the change in the accounting treatment of PHI from the beginning of 2019, as well as the increased investments in the fiber optics infrastructure.

The level of Net Debt at the end of Q3 2019 amounted to NIS 956 million (US$ 275 million), compared with NIS 898 million at the end of Q3 2018, an increase of NIS 58 million.

Regulatory Developments

Holdings of approved Israeli shareholders in the Company

The provisions of the Company's cellular license require, among others, that the "founding shareholders or their approved substitutes", as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications.

The controlling stake of the Phoenix Group (One of the Company’s approved Israeli shareholders) has been sold to foreign entities. On November 12, 2019, the Israeli Ministry of Communications issued a temporary order (ending on November 1, 2020) amending the Company’s cellular license and reducing the percentage that the approved Israeli shareholders are required to hold by the amount of shares now held by the foreign entities (from 5% down to 3.82% of the means of control in the Company). This temporary order will allow the Ministry and the Company one year in which to resolve the issue of holdings of approved Israeli shareholders in the Company.

Transition to IPv6 internet protocol

On the July 3, 2019, the Ministry of Communications published its decision regarding the transition to the IPv6 protocol, which is the most recent version of internet protocol. The Ministry decided, among others, that telecom operators (such as the Company) will adapt their network and its components to fully support the IPv6 protocol. ISPs and domestic fixed-line operators will be required to complete this transition within 48 months of the decision while cellular operators will be required to complete it within 24 months.

The subscribers will be transitioned gradually to the IPv6 protocol according to milestones so that 100% of subscribers are transitioned to the IPv6 protocol at the end of the time periods mentioned above.

Operators will be obliged to replace terminal equipment which their subscribers have rented or leased from them and which does not support the IPv6 protocol. Operators will not be obliged to transition subscribers which own terminal equipment that does not support the IPv6 protocol, provided that such subscribers have refused to replace their terminal equipment and have signed a written waiver on this issue.

Inter-Ministerial recommendations on Bezeq’s FTTH/B Universal Service obligations

On November 5, 2019, an Inter-Ministerial team published a hearing regarding the universal service obligations applicable to Bezeq with regards to Fiber Optic infrastructure (FTTH/B) deployment. The recommendations of the Inter-Ministerial team include the following:

•
Bezeq will be allowed to decide for itself in which areas it will roll out its fiber-optic network. Within such areas, Bezeq will be required to connect 100% of households to its fiber-optic network within a timeframe set out in its license;

•
In the areas where Bezeq decides not to lay a fiber-optic network, another operator will be chosen (by a reverse tender process) to deploy a fiber-optic network to all households in the area. Such operator will receive an incentive for such deployment from a universal service fund and will enjoy exclusivity in deploying a fiber optic network in this area (but will be obliged to provide other operators with a wholesale Bit Stream Access (BSA) service provided over their fiber optic network;

•	The universal service fund incentive plan will be financed by a tax on all telecommunications operators (including Bezeq and Partner) at an annual rate of 0.5% of all income;

•	In the areas where Bezeq decides not to lay a fiber-optic network, it and its subsidiaries will not be allowed to deploy a fiber-optic network.

The Company is studying the hearing documents and examining its position regarding the provisions proposed therein.

Conference Call Details

Partner will hold a conference call on Tuesday, November 26, 2019 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0685
North America toll-free: +1.888.407.2553
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from November 26, 2019 until December 10, 2019, at the following numbers:
International: +972.3.925.5925
North America toll-free: +1.888.782.4291
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the Company's ability to continue to implement its business plans for the fixed line segment with the aim of improving the Company's profitability and customer loyalty while maintaining a stable level of debt and the Company's strategy to continue to be a leading company in terms of technology while continuing to invest in its growth engines with a focus on deploying a fiber optic infrastructure and increasing penetration in the TV market. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, whether market conditions will support the Company's goal to improve profitability and customer loyalty while maintaining a stable level of debt by implementing its business plans for the fixed line segment as well as enable it to continue to invest in its growth engines with a focus on deploying a fiber optic infrastructure and increasing penetration in the TV market and whether the Company's technological capabilities in fiber optics will enable it to continue to lead in telecommunication technology. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2019: US $1.00 equals NIS 3.482. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA Adjusted EBITDA margin (%)
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges),
Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA margin (%):
Adjusted EBITDA
divided by
Total revenues
Profit (Loss)
Adjusted Free Cash Flow	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in (proceeds from) deposits deduct Lease payments	Cash flows from operating activities deduct Cash flows from investing activities
Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt
Net Debt:
Current maturities of notes payable and borrowings
add
Notes payable
add
Borrowings from banks and others
add
Advances on account of notes payables
add
Financial liabilities at fair value
deduct
Cash and cash equivalents
deduct
Short-term deposits
Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others, Advances on account of notes payables, Financial liabilities at fair value

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	September 30,	September 30,
	2018	2019*	2019*
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	416	511	147
Short-term deposits		156	45
Trade receivables	656	595	171
Other receivables and prepaid expenses	33	38	11
Deferred expenses – right of use	51	25	7
Inventories	98	100	29
	1,254	1,425	410

NON CURRENT ASSETS
Trade receivables	260	250	72
Prepaid expenses and other	4	3	1
Deferred expenses – right of use	185	98	28
Lease – right of use		600	172
Property and equipment	1,211	1,434	412
Intangible and other assets	617	547	157
Goodwill	407	407	117
Deferred income tax asset	38	43	12
	2,722	3,382	971

TOTAL ASSETS	3,976	4,807	1,381

*    See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	September 30,	September 30,
	2018	2019**	2019**
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	162	320	92
Trade payables	711	680	195
Payables in respect of employees	96	90	26
Other payables (mainly institutions)	10	32	9
Income tax payable	35	29	8
Lease liabilities		138	40
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	41	47	14
Provisions	64	50	14
	1,150	1,417	407
NON CURRENT LIABILITIES
Notes payable	1,013	1,115	320
Borrowings from banks and others	191	151	43
Financial liability at fair value		37	11
Liability for employee rights upon retirement, net	40	42	12
Dismantling and restoring sites obligation	13
Lease liabilities		513	147
Deferred revenues from HOT mobile	133	109	31
Other non-current liabilities	30	16	6
	1,420	1,983	570

TOTAL LIABILITIES	2,570	3,400	977

EQUITY
Share capital – ordinary shares of NIS 0.01 par value: authorized – December 31, 2018 and September 30, 2019 – 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2018 –***162,628,397 shares
September 30, 2019 – ***162,915,186 shares
Capital surplus	1,102	1,077	309
Accumulated retained earnings	563	567	163
Treasury shares, at cost December 31, 2018 – ****8,560,264 shares September 30, 2019 – ****8,275,837 shares	(261)	(239)	(69)
Non-controlling interests	*
TOTAL EQUITY	1,406	1,407	404
TOTAL LIABILITIES AND EQUITY	3,976	4,807	1,381

*        Representing an amount of less than 1 million.
**      See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.
***    Net of treasury shares.
****  Including restricted shares in amount of 1,210,833 and 1,226,364 as of December 31, 2018 and September 30, 2019, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli Shekels				Convenience translation into U.S. Dollars
	9 months ended September 30,		3 months ended September 30,		9 months ended September 30,	3 months ended September 30,
	2018	2019**	2018	2019**	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,445	2,400	822	825	689	237
Cost of revenues	2,006	2,014	657	687	578	197
Gross profit	439	386	165	138	111	40

Selling and marketing expenses	221	228	78	78	65	23
General and administrative expenses	137	124	46	42	36	12
Other income, net	21	23	7	8	7	2
Operating profit	102	57	48	26	17	7
Finance income	4	4	1	1	1	*
Finance expenses	45	52	11	19	15	5
Finance costs, net	41	48	10	18	14	5
Profit before income tax	61	9	38	8	3	2
Income tax expenses (income)	24	(3)	12	1	(1)	*
Profit for the period	37	12	26	7	4	2
Attributable to:
Owners of the Company	37	12	26	7	4	2
Non-controlling interests	*	*	*		*
Profit for the period	37	12	26	7	4	2

Earnings per share
Basic	0.22	0.07	0.16	0.04	0.021	0.012
Diluted	0.22	0.07	0.16	0.04	0.021	0.012
Weighted average number of shares outstanding (in thousands)
Basic	167,137	162,802	164,785	162,864	162,802	162,864
Diluted	168,047	163,497	165,611	163,505	163,497	163,505

*   Representing an amount of less than 1 million.
** See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli Shekels				Convenience translation into U.S. Dollars (note 2a)
	9 months ended September 30,		3 months ended September 30,		9 months ended September 30,	3 months ended September 30,
	2018	2019**	2018	2019**	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	37	12	26	7	4	2
Other comprehensive income for the period, net of income taxes	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	37	12	26	7	4	2
Total comprehensive income attributable to:
Owners of the Company	37	12	26	7	4	2
Non-controlling interests	*	*	*		*
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	37	12	26	7	4	2

*   Representing an amount of less than 1 million.
** See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	9 months ended September 30, 2019*				9 months ended September 30, 2018
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,348	576		1,924	1,384	515		1,899
Inter-segment revenue - Services	12	111	(123)		12	117	(129)
Segment revenue - Equipment	399	77		476	478	68		546
Total revenues	1,759	764	(123)	2,400	1,874	700	(129)	2,445
Segment cost of revenues - Services	1,044	601		1,645	1,072	512		1,584
Inter-segment cost of revenues - Services	111	12	(123)		116	13	(129)
Segment cost of revenues - Equipment	321	48		369	377	45		422
Cost of revenues	1,476	661	(123)	2,014	1,565	570	(129)	2,006
Gross profit	283	103		386	309	130		439
Operating expenses (3)	253	99		352	261	97		358
Other income, net	17	6		23	18	3		21
Operating profit	47	10		57	66	36		102
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	418	149			328	109
–Other (1)	14	(2)			11
Segment Adjusted EBITDA (2)	479	157			405	145
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				636				550
- Depreciation and amortization				(567)				(437)
- Finance costs, net				(48)				(41)
- Income tax income (expenses)				3				(24)
- Other (1)				(12)				(11)
Profit for the period				12				37

*
See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases. For the 9 months ended September 30, 2019 the impact of the adoption of IFRS 16 was an increase of NIS 117 million in the Adjusted EBITDA, an increase of NIS 105 million in the cellular segment Adjusted EBITDA and an increase of NIS 12 million in the fixed-line segment Adjusted EBITDA.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	3 months ended September 30, 2019*				3 months ended September 30, 2018
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	462	196		658	473	181		654
Inter-segment revenue - Services	4	37	(41)		3	39	(42)
Segment revenue - Equipment	142	25		167	143	25		168
Total revenues	608	258	(41)	825	619	245	(42)	822
Segment cost of revenues - Services	350	203		553	355	178		533
Inter-segment cost of revenues - Services	37	4	(41)		38	4	(42)
Segment cost of revenues - Equipment	119	15		134	111	13		124
Cost of revenues	506	222	(41)	687	504	195	(42)	657
Gross profit	102	36		138	115	50		165
Operating expenses (3)	84	36		120	88	36		124
Other income, net	6	2		8	5	2		7
Operating profit	24	2		26	32	16		48
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	140	55			109	40
–Other (1)	6	(2)			4
Segment Adjusted EBITDA (2)	170	55			145	56
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				225				201
- Depreciation and amortization				(195)				(149)
- Finance costs, net				(18)				(10)
- Income tax expenses				(1)				(12)
- Other (1)				(4)				(4)
Profit for the period				7				26

(1) Mainly amortization of employee share based compensation.
(2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization  of employee share based compensation and impairment charges.
(3) Operating expenses include selling and marketing expenses, general and administrative expenses.
* See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	9 months ended September 30,
	2018	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	504	660	190
Income tax paid	*	(1)	*
Net cash provided by operating activities	504	659	190

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(241)	(378)	(109)
Acquisition of intangible and other assets	(118)	(124)	(36)
Acquisition of a business, net of cash acquired		(3)	(1)
Investment in short-term deposits, net	(141)	(156)	(45)
Interest received	1	1	*
Consideration received from sales of property and equipment	3	2	1
Payment for acquisition of subsidiary, net of cash acquired	(3)
Net cash used in investing activities	(499)	(658)	(190)

CASH FLOWS FROM FINANCING ACTIVITIES:
Lease payments (principal and interest)		(124)	(36)
Acquisition of treasury shares	(82)
Interest paid	(54)	(21)	(6)
Proceeds from issuance of notes payable, net of issuance costs		256	75
Proceeds from issuance of option warrants exercisable for notes payables		37	11
Repayment of non-current borrowings	(375)	(39)	(11)
Repayment of current borrowings		(13)	(4)
Transactions with non-controlling interests		(2)	(1)
Net cash provided by (used in) financing activities	(511)	94	28

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(506)	95	28

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	867	416	119

CASH AND CASH EQUIVALENTS AT END OF PERIOD	361	511	147

*    Representing an amount of less than 1 million.
**  See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information
	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	9 months ended September 30,
	2018	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	37	12	4
Adjustments for:
Depreciation and amortization	406	546	157
Amortization of deferred expenses - Right of use	31	21	6
Employee share based compensation expenses	11	13	4
Liability for employee rights upon retirement, net	1	2	1
Finance costs, net	(1)	19	5
Interest paid	54	21	6
Interest received	2	(1)	*
Deferred income taxes	17	2	1
Income tax paid		1	*
Changes in operating assets and liabilities:		(2)	(1)
Decrease (increase) in accounts receivable:
Trade	110	71	21
Other	(2)	(2)	(1)
Increase (decrease) in accounts payable and accruals:
Trade	(46)	28	8
Other payables	(29)	8	2
Provisions	(6)	(14)	(4)
Deferred revenues from HOT mobile	(23)	(24)	(7)
Other deferred revenues	(1)	6	2
Increase in deferred expenses - Right of use	(77)	(39)	(11)
Current income tax liability	7	(6)	(2)
Decrease (increase) in inventories	13	(2)	(1)
Cash generated from operations	504	660	190

*    Representing an amount of less than 1 million.
**  See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

At September 30, 2019 and 2018, trade and other payables include NIS 133 million ($38 million) and NIS 130 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars
	9 months ended September 30,		3 months ended September 30,		9 months ended September 30,	3 months ended September 30,
	2018	2019*	2018	2019*	2019*	2019*
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	504	659	188	230	190	66
Net cash used in investing activities	(499)	(658)	(118)	(90)	(190)	(26)
Investment in short-term deposits, net	141	156		(85)	45	(24)
Lease payments		(124)		(42)	(36)	(12)
Adjusted Free Cash Flow	146	33	70	13	9	4
Interest paid	(54)	(21)	(8)	(1)	(6)	(1)
Adjusted Free Cash Flow After Interest	92	12	62	12	3	3

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars
	9 months ended September 30,		3 months ended September 30,		9 months ended September 30,	3 months ended September 30,
	2018	2019*	2018	2019*	2019*	2019*
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues - Services	1,584	1,645	533	553	472	159
Selling and marketing expenses	221	228	78	78	65	23
General and administrative expenses	137	124	46	42	36	12
Depreciation and amortization	(437)	(567)	(149)	(195)	(163)	(56)
Other (1)	(11)	(12)	(4)	(4)	(3)	(1)
OPEX	1,494	1,418	504	474	407	137

(1)	Mainly amortization of employee share based compensation.

*    See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

Key Financial and Operating Indicators (unaudited) ****

NIS M unless otherwise stated	Q3' 17	Q4' 17	Q1' 18	Q2' 18	Q3' 18	Q4' 18	Q1' 19	Q2' 19	Q3' 19	2017	2018
Cellular Segment Service Revenues	514	478	466	454	476	447	441	453	466	1,978	1,843
Cellular Segment Equipment Revenues	138	182	178	157	143	165	142	115	142	610	643
Fixed-Line Segment Service Revenues	194	197	202	210	220	220	224	230	233	777	852
Fixed-Line Segment Equipment Revenues	22	22	23	20	25	24	28	24	25	76	92
Reconciliation for consolidation	(42)	(45)	(43)	(44)	(42)	(42)	(41)	(41)	(41)	(173)	(171)
Total Revenues	826	834	826	797	822	814	794	781	825	3,268	3,259
Gross Profit from Equipment Sales	43	40	43	37	44	42	39	35	33	142	166
Operating Profit*	92	0	32	22	48	14	9	22	26	315	116
Cellular Segment Adjusted EBITDA*	189	124	134	126	145	119	150	159	170	710	524
Fixed-Line Segment Adjusted EBITDA*	50	34	43	46	56	53	47	55	55	207	198
Total Adjusted EBITDA*	239	158	177	172	201	172	197	214	225	917	722
Adjusted EBITDA Margin (%)*	29%	19%	21%	22%	24%	21%	25%	27%	27%	28%	22%
OPEX*	477	519	498	492	504	502	472	472	474	1,946	1,996
Income with respect to settlement agreement with Orange										108
Finance costs, net*	15	88	18	13	10	12	14	16	18	180	53
Profit (Loss)*	54	(50)	9	2	26	19	2	3	7	114	56
Capital Expenditures (cash)	105	113	138	104	117	143	185	143	174	376	502
Capital Expenditures (additions)	107	174	113	98	111	177	157	142	150	417	499
Adjusted Free Cash Flow	202	63	21	55	70	(22)	(11)	31	13	599	124
Adjusted Free Cash Flow (after interest)	192	(17)	(14)	44	62	(37)	(15)	15	12	434	55
Net Debt	887	906	919	893	898	950	977	965	956	906	950
Cellular Subscriber Base (Thousands)**	2,677	2,662	2,649	2,623	2,630	2,646	2,620	2,616	2,651	2,662	2,646
Post-Paid Subscriber Base (Thousands)**	2,306	2,308	2,318	2,323	2,333	2,361	2,340	2,337	2,366	2,308	2,361
Pre-Paid Subscriber Base (Thousands)	371	354	331	300	297	285	280	279	285	354	285
Cellular ARPU (NIS)	64	59	58	57	60	57	56	58	59	62	58
Cellular Churn Rate (%)**	9.3%	9.9%	8.9%	10.1%	8.0%	8.5%	8.5%	7.9%	7.7%	38%	35%
Number of Employees (FTE)***	2,696	2,797	2,778	2,808	2,821	2,782	2,897	2,895	2,923	2,797	2,782

*      Figures from 2019 include impact of adoption of IFRS 16. See also section 'IFRS 16' above.
**    As from Q4 2018, M2M subscriptions are included in the post-paid subscriber base on a standardized basis. This change had the effect of increasing the Post-Paid subscriber base at December 31, 2018, by approximately 34 thousand subscribers. See also ‘Cellular Segment Operational Review’ section.
***  Number of employees (FTE) from 2019 includes the number of FTE of PHI on a basis proportional to Partner's share in the subsidiary (50%).
****See footnote 2 regarding use of non-GAAP measures.

Disclosure for notes holders as of September 30, 2019
Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 30.09.2019				Interest rate	Principal repayment dates		Interest repayment dates	Linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
D	25.04.10 04.05.11*	400 146	328	328	1	325	1.491% (MAKAM+1.2%)	30.12.17	30.12.21	30.03, 30.06, 30.09, 30.12	Variable interest MAKAM (4)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (1) (3)	20.07.17 12.12.17* 04.12.18*	255 389 150	794	794	5	803	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (2) (3)	06.01.19 01.07.19*	225 38.5	263.5	263.5	3	271	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In December 2018, the Company issued an additional Series F Notes in a principal amount of NIS 150 million. In December 2017 and January 2018, the Company entered into agreements with Israeli institutional investors to issue in December 2019, in the framework of a private placement, additional Series F notes, in an aggregate principal amount of NIS 227 million. S&P Maalot has rated the additional deferred issuances with an 'ilA+' rating. For additional details see the Company's press releases dated September 13 and 17, 2017, December 27, 2017 and January 9, 2018.

(2)
In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million.

In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G debentures immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. For additional details see the Company's press release dated April 17, 2019. In July 2019, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 38.5 million. The total future consideration expected to the Company in respect of the allotment of the option warrants and in respect of their full exercise (and assuming that there will be no change to the exercise price) is approximately NIS 253 million. Following an additional partial exercise of option warrants from the first series in November 2019, the Company intends to issue additional Series G Notes in a principal amount of NIS 86.5 million at the end of November 2019.

(3)
Regarding Series F and G Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of September 30, 2019, the ratio of Net Debt to Adjusted EBITDA was 1.2. Additional stipulations regarding Series F and G Notes mainly include: shareholders' equity shall not decrease below NIS 400 million and NIS 600 million, respectively; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

(4)	'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

*    On these dates additional Notes of the series were issued. The information in the table refers to the full series.
**  Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of September 30, 2019 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 30.09.2019 and 26.11.2019 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 30.09.2019 and 26.11.2019	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
D	S&P Maalot	ilA+	ilAA-	08/2019	07/2010, 09/2010,10/2010, 09/2012, 12/2012, 06/2013,07/2014, 07/2015, 07/2016, 07/2017,08/2018, 11/2018, 12/2018, 01/2019,04/2019, 08/2019	ilAA-, ilAA-,ilAA-, ilAA-, ilAA-, ilAA-,ilAA-, ilA+, ilA+, ilA+,ilA+, ilA+, ilA+, ilA+,ilA+, ilA+
F	S&P Maalot	ilA+	ilA+	08/2019	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019 04/2019, 08/2019	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
G (3)	S&P Maalot	ilA+	ilA+	08/2019	12/2018, 01/2019, 04/2019, 08/2019	ilA+, ilA+, ilA+, ilA+

(1) In August 2019, S&P Maalot has reaffirmed the Company's ilA+ credit rating and updated the Company's rating outlook to “Negative”.

(2) For details regarding the rating of the notes see the S&P Maalot report dated August 5, 2019.

(3) In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million. In July 2019, the Company issued additional Series G Notes in a principal amount of NIS 38.5 million.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2019

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	268,035	-	-	-	32,382
Second year	-	268,035	-	-	-	26,172
Third year	-	294,385	-	-	-	21,213
Fourth year	-	185,157	-	-	-	16,346
Fifth year and on	-	369,607	-	-	-	29,803
Total	-	1,385,219	-	-	-	125,916

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	52,132	-	-	-	4,500
Second year	-	52,132	-	-	-	3,229
Third year	-	52,132	-	-	-	1,959
Fourth year	-	30,073	-	-	-	825
Fifth year and on	-	17,079	-	-	-	213
Total	-	203,548	-	-	-	10,726

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2019 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.
e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	320,167	-	-	-	36,882
Second year	-	320,167	-	-	-	29,401
Third year	-	346,517	-	-	-	23,172
Fourth year	-	215,230	-	-	-	17,171
Fifth year and on	-	386,686	-	-	-	30,016
Total	-	1,588,767	-	-	-	136,642

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of a joint arrangement, without expiration date).
g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above - None.
h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

In addition to the total credit above, Company's financial debt includes financial liability at fair value in respect of option warrants issued in May 2019 in a total amount of NIS 37 million

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: November 26, 2019